SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                -------------
                                   FORM 6-K
                                -------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 9, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
                 --------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


                 --------------------------------------------




       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X                Form 40-F
                           ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No        X
                           ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                 CNOOC LIMITED

                        JPMorgan Chase Bank, Depositary
                   P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a holder of record on December 9, 2002, of American Depositary Receipts representing Hong Kong Shares of CNOOC Limited, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Hong Kong Shares of the Company, represented by American Depositary Receipts, registered in the name of the undersigned at the Extraordinary General Meeting of CNOOC Limited to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, on Monday, December 23, 2002, at 11:00 a.m. (Hong Kong time), or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the Chairman of the Meeting, the underlying Hong Kong Shares represented by your American Depositary Receipts will be voted by the Chairman of the Meeting in his or her discretion.(1)

NOTE: In order to have the aforesaid Hong Kong Shares voted, this Voting Instruction Card MUST be returned to the Depositary via facsimile or mail before 3:00 p.m., December 19, 2002, to JPMorgan Chase Bank, P.O. Box 43062, Providence, RI 02940-5115, fax number (781)575-2121.

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           PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY
                          IN THE ENCLOSED ENVELOPE.
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Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
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HAS YOUR ADDRESS CHANGED?            DO YOU HAVE ANY COMMENTS?

---------------------------------    -----------------------------------------

---------------------------------    -----------------------------------------

---------------------------------    ----------------------------------------









     Extraordinary General Meeting

     Ordinary Resolution

     THAT the ongoing connected transactions as described in the Announcement made by the Company on December 5, 2002(2), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, be and are hereby generally and unconditionally approved and the directors of the Company are hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.















1 Please refer to the discretionary box on the reverse of this form. 2 Details of the Announcement are set out in full in the "Letter from the Board" contained in the Shareholders' Circular.

 ___
| X |  PLEASE MARK VOTES
|___|  AS IN THIS EXAMPLE

                                                                  Extraordinary General Meeting
-------------------------------------------------------------     -------------------------------------------------------
                       CNOOC LIMITED                                                       For   Against
-------------------------------------------------------------                              ___   _______
                                                                         Ordinary         |   | |       |
-------------------------------------------------------------            Resolution       |___| |_______|
      PLEASE REFER TO THE REVERSE OF THIS FORM FOR THE
           RESOLUTION TO BE VOTED AT THE MEETING.
-------------------------------------------------------------

CONTROL NUMBER:




                                                                                                                            ___
                                                                  Mark box at right if you wish to give a discretionary    |   |
                                                                  proxy to the Chairman of the Meeting. PLEASE NOTE:       |   |
                                                                  Marking the box to the right voids any other             |   |
                                                                  instructions indicated above.                            |___|
                                                  ---------                                                                 ___
  Please be sure to sign and date this Voting    |  Date   |      Mark box at right if an address change or comment        |   |
              Instruction Card.                  |         |      has been noted on the reverse of this form.              |___|
 ----------------------------------------------------------
|                                                          |
|                                                          |
|                                                          |
|                                                          |
|__ ADR holder sign here _______ Co-owner sign here _______|


DETACH CARD                                                                                                          DETACH CARD

                           TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs")
                                            REPRESENTING HONG KONG SHARES OF
                                                      CNOOC LIMITED

          JPMorgan Chase Bank (the "Depositary") has received advice that an Extraordinary General Meeting (the
          "Meeting") of shareholders of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong
          Kong, Two Pacific Place, Supreme Court Road, Hong Kong, on Monday, December 23, 2002, at 11:00 a.m.
          (Hong Kong time), for the purposes set forth on the reverse of this form.

          If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Hong Kong Shares represented by your American Depositary Receipts for or against the
          Resolution to be proposed, at the Meeting, kindly execute and forward to JPMorgan Chase Bank, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose.
          This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolution, as the case may
          be. Alternatively, you may include instructions to give a discretionary proxy to the Chairman of the
          Meeting. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., December 19, 2002. Only the registered holders of record at the close of business on
          December 9, 2002, will be entitled to execute the attached Voting Instruction Card.

          Completion and delivery of the Voting Instruction Card will not preclude you from attending the
          Meeting if you so wish. In such event, this Voting Instruction Card shall be deemed to be revoked.

          NOTE: Due to the limited amount of time available before the proxy deadline, the completed Voting
          Instruction Card can be faxed (with the original to follow by mail) to: Kent Leonard, JPMorgan Service
          Center - ADR fax number (781) 575-2121.

          JPMorgan Chase Bank, Depositary

          Dated: December 9, 2002

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                  -----------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: December 9, 2002